EXHIBIT 4.3
DESCRIPTION OF SECURITIES

GENERAL

Farmer Bros. Co. (“Farmer Bros.,” “we” or “our”) is incorporated in the State of Delaware. The following description of our common stock, par value $1.00 per share (“Common Stock”), is a summary and does not purport to be complete. Our Common Stock is our only security registered under Section 12 of the Securities Exchange Act of 1934, as amended. The description of our Common Stock is subject to and qualified in its entirety by reference to our Amended and Restated Certificate of Incorporation, as amended from time to time (the “Certificate”), and our Amended and Restated By-laws, as amended from time to time (the “Bylaws”), which are incorporated by reference as Exhibits 3.1, 3.2, 3.3, 3.4, and 3.5, to our Annual Report on Form 10-K of which this Exhibit 4.3 is a part. This description is qualified in its entirety by, and should be read in conjunction with, the Certificate, Bylaws and the applicable provisions of the General Corporation Law of the State of Delaware, as amended (the “DGCL”).

DESCRIPTION OF COMMON STOCK

Authorized Capital Stock

Pursuant to the Certificate, our authorized capital stock consists of 25,000,000 shares of Common Stock, and 500,000 shares of preferred stock, par value $1.00 per share (“Preferred Stock”), 21,000 of which are designated as Series A Convertible Participating Cumulative Perpetual Preferred Stock (“Series A Preferred Stock”).
All of the outstanding shares of Common Stock are fully paid and non-assessable. A share of Common Stock is fully paid and non-assessable if such share has been issued for consideration legally permissible under the DGCL with a value at least equal to the par value per share of Common Stock. Holders of fully paid and non-assessable shares of Common Stock will not be liable for any obligations or liabilities of the Company that the Company may fail to discharge.

Voting Rights

Subject to any preferential rights, holders of Common Stock are entitled to one vote per share for the election of directors and on all other matters that require stockholder approval. Unless otherwise provided by the DGCL, the Certificate (including any certificate of designations of preferences as to any Preferred Stock), the Bylaws, or the rules and regulations of any stock exchange applicable to us or any other applicable law, the vote of stockholders required to decide any matter brought before a stockholder meeting at which a quorum is present is a majority of the total number of votes of our Common Stock represented and entitled to vote thereat, voting as a single class.

Liquidation

In the event of a liquidation, dissolution or winding up of Farmer Bros., holders of Common Stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preferences of any outstanding shares of Preferred Stock.

Other Rights and Preferences

Our Common Stock has no preemptive rights, no cumulative voting rights and no redemption, sinking fund or conversion provisions.

Dividends

Subject to preferences that may be applicable to any outstanding shares of Preferred Stock, the holders of Common Stock are entitled to receive ratably such dividends as may be declared by our Board of Directors (the “Board”) out of funds legally available therefor.

Provisions Related to a Change in Control

Some provisions of our Certificate, our Bylaws and the DGCL may have the effect of delaying, deferring or preventing a tender offer for or the attempted takeover of Farmer Bros. Among other things, our Certificate and Bylaws include the following provisions:

•Additional Shares of Preferred Stock. The Board has the authority to issue additional shares of Preferred Stock and to determine the price, rights, preferences, privileges and restrictions, including voting rights, of those shares without any further vote or action by stockholders.

•Stockholder Action by Written Consent. All stockholder action must be taken at a duly called annual or special meeting of the stockholders and not by any consent in writing.

•Requirements for Advance Notification of Stockholder Nominations and Proposals. Stockholders must follow advance notice procedures to submit proposed nominations of persons for election to our Board and other proposals for business to be brought before an annual meeting of our stockholders.

•Board Matters. Newly-created directorships and vacancies on the Board may be filled only by a majority of the directors then in office.

•Bylaw Amendments. Our Bylaws may be amended by our stockholders or the Board, and all such amendments must be approved by either the holders of at least a majority of the outstanding capital stock entitled to vote thereon or by a majority of the directors then in office.

As a Delaware corporation, Farmer Bros. is governed by the provisions of Section 203 of the DGCL. In general, Section 203 of the DGCL prohibits a Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless:

•before the date that the person became an “interested stockholder,” the board of directors approved either the “business combination” or the transaction which makes the person an “interested stockholder”;

•upon completion of the transaction that results in the “interested stockholder” becoming an “interested stockholder,” the “interested stockholder” owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced; or

•on or subsequent to the date that the person became an “interested stockholder,” the business combination is approved by the board of directors and the affirmative vote of at least 66-2/3% of the outstanding voting stock that is not owned by the “interested stockholder.”

Generally, a “business combination” includes a merger, asset sale, stock sale or other transaction resulting in a financial benefit to the stockholder. An “interested stockholder” is a person who either owns 15% or more of our outstanding voting stock or, together with affiliates and associates, owns or, within three prior years, did own, 15% or more of our outstanding voting stock.

Exclusive Forum Provision

Our Bylaws provide that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, in the event that the Chancery Court does not have jurisdiction, the federal district court for the District of Delaware or other state courts of the State of Delaware) shall, to the fullest extent permitted by law, be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of Farmer Bros., (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or stockholder to us or to our stockholders, (iii) any action arising pursuant to any provision of the DGCL or the Certificate or Bylaws, (iv) any action asserting a claim against us that is governed by the internal affairs doctrine, or (v) any action asserting an “internal corporate claim” as the term is defined in Section 115 of the DGCL.

National Securities Exchange

Our Common Stock is listed on the Nasdaq Global Select Market under the trading symbol “FARM”.

Transfer Agent and Registrar

The transfer agent and registrar for our Common Stock is EQ Shareholder Services.